VIA EDGAR AND FACSIMILE
September 11, 2009
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Re:	Kaydon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Fiscal Quarter Ended April 4, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2009
File No. 1-11333
Dear Mr. O’Brien:
The following sets forth the response of Kaydon Corporation, a Delaware corporation (the “Company”) to your letter dated August 13, 2009 regarding the Company’s August 10, 2009 response letter to your July 24, 2009 letter and your original letter received on June 18, 2009 regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended April 4, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 7, 2009. For your convenience, we have set forth below the text of the comments contained in your letter or from our conversations with Commission staff (the “Staff’s Comments”), followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K for the year ended December 31, 2008.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8
Critical Accounting Policies and Estimates, page 13
Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 13
Staff’s Comment #1: We note the revised disclosures you have provided in response to comment 2 in our letter dated July 24, 2009. It remains unclear how the disclosures you intend to include in future filings adequately address the concerns raised in our previous comment. In this regard, please revise the disclosures you intend to include in future filings to clearly communicate to investors why you believe the long term growth rates following

Securities and Exchange Commission
September 11, 2009

your planning periods for each of your reporting units will be the same given the material differences noted in the reportable segments’ historical operating margins. Please provide us with the disclosure you intend to include in future filings. To help us better understand your disclosures, please provide us with the following information for each of your reporting units by reportable segment:
•	Goodwill balance as of the most recent impairment testing date;

•	Carrying value as of the most recent impairment testing date;

•	Estimated fair value as of the most recent impairment testing date;

•	Material assumptions (i.e. projected revenue growth, future operating margins, terminal values based on growth rates in perpetuity, discount rates, etc.); and

•	Historical values for the material assumptions as of and for the fiscal year ended December 31, 2008 and six-months ended July 4, 2009.
Company’s Response: We would like to thank the Staff for taking the time to discuss its concerns and our possible responses on our August 24, 2009, telephone conference.
In future filings, the Company will provide a more comprehensive explanation regarding the assumed growth rate in perpetuity utilized for purposes of determining the terminal value for each of our reporting units’ cash flows. Specifically, we will continue to include in our disclosures the assumed growth rate(s) in perpetuity following our reporting units’ five year planning periods used by the Company, which in 2008 and 2007 was 2 percent for all reporting units. For the Staff’s benefit, we note that as a sensitivity measure in 2008 had we used a hypothetical growth rate in perpetuity of 0 percent, none of our reporting units would have had a fair value less than carrying value.
Modifying the proposed disclosures from our July 9, 2009 and August 10, 2009 responses, which for illustrative purposes pertain to the year ended December 31, 2008, the following is an example of the critical accounting policies and estimates disclosures we intend to file in future annual filings. For the Staff’s benefit: (1) we have highlighted changes from our previous responses, and (2) paragraphs four and five below address the Staff’s concerns regarding the Company’s growth rate in perpetuity assumptions.
Impairment of Goodwill and Indefinite-Lived Intangible Assets —
     We test goodwill for impairment at the reporting unit level, which represents an operating segment or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results. Currently eight of our reporting units have goodwill balances.
     We test for impairment of goodwill on an annual basis by comparing the fair value of each reporting unit with the reporting unit’s carrying amount. The fair value of the reporting unit is derived from an estimate of discounted future cash flows. The discounted cash flow model for each reporting unit requires judgmental assumptions regarding each reporting unit’s specific projected revenue growth, future operating margins, and working capital and capital expenditure requirements, in addition to assumptions of appropriate

Securities and Exchange Commission
September 11, 2009

discount rates and terminal values based on growth rates in perpetuity. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of its reporting units, it is possible a material change could occur. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
     In 2008, as of our annual assessment date, we used an 11 percent discount rate to calculate fair ~~terminal~~ value for all of our reporting units. In 2007 an 11.5 percent discount rate was utilized. The discount rate used each year is the value-weighted average of the Company’s estimated cost of equity and estimated cost of debt (“cost of capital”) derived using both known and estimated, customary, marketplace metrics, including a size risk premium. We currently utilize the same discount rate to estimate the fair value of all of our reporting units because we believe that the underlying similarities in the businesses within our portfolio result in a common risk profile with regard to assumed variability of estimated future undiscounted cash flows. The principal marketplace metrics used in the estimation of the discount rate which changed from 2007 to 2008 were an industry capital structure that was more heavily weighted toward the debt component, which has a lower cost, and a reduction in treasury bond yields used in estimating the risk-free rate of return. Our calculation methodology was unchanged during 2008, and the consistent application of this methodology may result in changes in the discount rate in future periods.
     In arriving at future discounted cash flows for each reporting unit, we evaluate the appropriate growth rate in perpetuity for each of our reporting units to calculate a terminal value of cash flows following each reporting unit’s five year planning period. The terminal value for each reporting unit is determined based on that unit’s specific operating cash flow at the end of the planning period and the unit’s assumed growth rate in perpetuity. We currently utilize the same assumed growth rate in perpetuity of 2 percent in the discounted cash flow model of each of our reporting units. This is based on our assumption that the long term growth rates following our planning periods no longer benefit from specifically-planned reporting unit initiatives ~~for each of our reporting units~~ and therefore only reflect ~~will approximate~~ the overall approximate long term economic growth rate.
     Our goodwill impairment testing in 2008 revealed that the excess of the estimated fair value of each of the reporting units tested over their carrying value (expressed as a percentage of the carrying amount) ~~materially exceeded their carrying amount~~ as of the July 31st annual testing date ranged from approximately 37 percent to approximately 452 percent. Assumptions regarding discount rate, revenue growth rates, operating profit margins and perpetuity growth rate may have a significant effect on the estimated fair value of our reporting units. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied a hypothetical ten percent decrease to the fair values of each reporting unit. The results of this ten percent hypothetical change in fair values would not have changed our conclusion~~s~~ that fair values exceeded carrying values in each case by a material amount.

Securities and Exchange Commission
September 11, 2009

     Potential goodwill impairment is identified if a reporting unit’s carrying amount is more than a reporting unit’s fair value. If this occurs, normally a third-party valuation specialist is utilized to assist the Company in determining the implied fair value of the reporting unit’s goodwill. The amount of any actual impairment loss is calculated by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill.
     Subsequent to the completion of our annual testing of goodwill impairment in 2008 the general economic environment and the credit crisis began to impact the operating results of our reporting units. We reviewed revised estimated future discounted cash flows of our reporting units based on lower estimated sales and operating income to determine if this impact would more likely than not reduce the fair value of the reporting units below their carrying amount, thereby indicating potential goodwill impairment. As a result of this review, we determined that the impact of the general economic environment and the credit crisis would not reduce the fair value of any reporting unit below its carrying amount.
Additionally, as noted above and in our August 10, 2009 response, the Company will continue to evaluate the use of one assumed growth rate in perpetuity versus the use of different growth rates in perpetuity for its reporting units.
As discussed on our August 24 conference call and subsequent follow-up, we appreciate the Staff revising its request regarding reporting unit specific fair values, long term planning growth assumptions and historical operating data in response to our concerns regarding confidentiality. In order to properly respond to the Staff’s request for additional information regarding each reporting unit’s goodwill amount and potential for impairment, we hope the following information will be constructive:
•	At our July 31, 2008 annual assessment date, the Company’s market capitalization was $1.3 billion compared to shareholders’ equity of $0.5 billion.

•	Goodwill balances as of July 31, 2008 by reporting unit ranged from $200 thousand to $43 million as follows:

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September 11, 2009

Reportable Segment and	Goodwill Amount	Fair Value in excess of
Reporting Unit	($ in millions)	Carrying Value
Friction Control Products
Reporting Unit A	$37.1	452%
Reporting Unit B	$23.7	208%
Velocity Control Products	$43.2	154%
Sealing Products	$0.2	392%
Other
Reporting Unit A	$18.5	66%
Reporting Unit B	$12.3	68%
Reporting Unit C	$12.3	37%
Reporting Unit D	$0.6	139%
•	With regard to our material assumptions and the related historical amounts
•	Assumed compound annual growth of revenues during the planning period for all reporting units range from a low of 2 percent to a high of 12 percent, which compares to historical five year period ending 2008 compound growth rates for our reporting units which ranged from a low of 4 percent to a high of 21 percent.

•	Assumed average annual operating margins during the five year planning period range from 15 percent to 27 percent, which compares to 7 percent to 29 percent during the historical five year period ending 2008, and 2008 operating margins ranging from 11 percent to 26 percent.
•	With regard to the sensitivities of the fair values to changes in our material assumptions, as noted above:
•	The assumed growth rate in perpetuity used in 2008 and 2007 was 2 percent for all reporting units. Had we used a hypothetical growth rate of 0 percent, none of our reporting units would have a fair value less than carrying value.

•	If the Company applied a hypothetical 10 percent decrease in the fair values of each reporting unit, the results of this hypothetical change would not have changed our conclusion that fair values exceeded carrying values in each case by a material amount.
* * * *
We hope that the foregoing has been responsive to your comment. The Company hereby continues to acknowledge that:

Securities and Exchange Commission
September 11, 2009

(a) It is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
(b) United States Securities and Exchange Commission (“Commission”) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(c) It may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you have any questions or comments relating to any of the foregoing, please feel free to contact me at (734) 680-2009.

Sincerely,
/s/ Peter C. DeChants
Peter C. DeChants
Senior Vice President, Chief Financial Officer Kaydon Corporation